FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of November, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Notice Regarding Revision of Earnings Forecasts for the Second Fiscal Quarter Consolidated Cumulative Period Ending September 30, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: November 12, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[English Translation]
November 11, 2008

Name of Listed Company:	Mitsui Sumitomo Insurance Group Holdings, Inc.
Name of Representative:	Toshiaki Egashira, President
(Securities Code No.: 8725, Tokyo, Osaka and Nagoya)
Contact:	Junichi Imai, Assistant General Manager, Accounting Department
(TEL. 03-3297-6168)
Jorio Hashimoto, Assistant General Manager, Corporate Communications Department
(TEL. 03-3297-6498)
Notice Regarding Revision of Earnings Forecasts for the Second Fiscal Quarter
Consolidated Cumulative Period Ending September 30, 2008
The Company hereby revises its consolidated earnings forecasts for the second fiscal quarter consolidated cumulative period ending September 30, 2008 (the “Interim Period”) announced on May 21, 2008, as set forth below.
1. Revision of consolidated earnings forecasts for the Interim Period (From April 1, 2008 to September 30, 2008)

				(Unit: Yen in billions)
	Ordinary income		Ordinary profit	Net income
Forecasts previously announced (A)	1,050.0		37.0	24.0
Forecasts as revised (B)	1,040.0		(5.0)	12.5
Difference (B-A)	(10.0)		(42.0)	(11.5)
Ratio of difference	(1.0%	)	(113.5% )	(47.9% )
(Reference)
Results for the same period last fiscal year (Note)	1,081.8		46.2	30.5
(Note)	Results for the same period last fiscal year represents those of Mitsui Sumitomo Insurance Company, Limited (“MSI”), a subsidiary of the Company, on a consolidated bases, since the Company was incorporated on April 1, 2008.
(Reference) Earnings forecasts for the Interim Period for Mitsui Sumitomo Insurance Company, Limited (on a non-consolidated basis) (Note)

		(Unit: Yen in billions)
	Ordinary profit	Net income
Current forecasts	35.0	51.0
Results for the same period last fiscal year	41.0	28.0
(Note)	Please also refer to ‘(Reference) Earnings forecasts for the Interim Period for MSI (on a non-consolidated basis)’ below.
2. Reasons for revising earnings forecasts
For this Interim Period, underwriting profit/loss of MSI, a subsidiary of the Company, on a non-consolidated basis, is now expected to improve (by approximately JPY 33.0 billion as compared to the Company’s previous forecasts), due, among other things, to incurred loss being less than previously forecast. On the other hand, there are impacts of the market turmoil arising out of the financial crisis originated in the United States; we expect to record approximately JPY 45.0 billion of devaluation losses on securities in connection with financial investments (on a consolidated basis). We also expect a Europe-based subsidiary of the Company to record an ordinary loss of approximately JPY 40.0 billion due to the provision for large claims expected to become payable (outstanding claims) on credit insurance policies it had underwritten. The Company expects to record an extraordinary income by reversing the reserve for price fluctuation (approximately JPY 27.0 billion) in connection with the expected devaluation losses on securities. It is based on these factors that the Company revises its ordinary income, ordinary profit and net income forecasts. The Company’s earnings forecasts for the full fiscal year are currently being processed and will be announced along with the Company’s business results for the Interim Period (on November 19, 2008).
(Reference) Earnings forecasts for the Interim Period for MSI (on a non-consolidated basis)
With respect to the business results of MSI (on a non-consolidated basis) for the Interim Period, interim net income is expected to rise by approximately JPY 23.0 billion as compared to the same period last fiscal year; although MSI incurred devaluation losses on securities in the amount of approximately JPY 42.4 billion, its underwriting profit/loss is expected to improve (by approximately JPY 24.8 billion as compared to the same period last fiscal year) and its reserve for price fluctuation to be reversed (approximately JPY 27.0 billion).
* Earnings forecasts set forth above have been prepared based on information available as of the date of this disclosure. Actual results may turn out to be materially different from the forecasts due to a variety of factors.
- End -

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.